

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53088-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2006** (MM/DD/YY) AND ENDING **September 30, 2007** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agency Trading Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 East Lake Street
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Hughes **952-476-9500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1700	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

RECEIVED NOV 2007 185 SECTION

PROCESSED
JAN 23 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number



OATH OR AFFIRMATION

I, Patrick Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc. as of September 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Laura Brooks

Notary Public

LAURA BROOKS
NOTARY PUBLIC – MINNESOTA
My Commission Expires Jan. 31, 201

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AGENCY TRADING GROUP, INC.

FINANCIAL STATEMENTS

Years Ended September 30, 2007 and 2006



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1700 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, MN 55402
phone: 612-339-7811
fax: 612-339-9845
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

AGENCY TRADING GROUP, INC.

We have audited the statements of financial condition of Agency Trading Group, Inc. as of September 30, 2007 and 2006 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Agency Trading Group, Inc. as of 2007 and 2006 in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 26, 2007

AGENCY TRADING GROUP, INC.

STATEMENTS OF FINANCIAL CONDITION

September 30, 2007 and 2006

	2007	2006
ASSETS		
Cash and cash equivalents	$ 1,834,185	$ 554,902
Accounts receivable	454,358	-
Commissions receivable	757,000	450,760
Related party receivable	37,982	-
Clearing deposit	211,088	216,401
Prepaid expenses and deposits	35,187	34,219
Property and equipment, at cost, less accumulated depreciation	111,254	136,414
TOTAL ASSETS	$ 3,441,054	$ 1,392,696
LIABILITIES		
Accounts payable	$ 255,387	$ 185,149
Accrued commissions	72,801	-
Other accrued expenses	72,289	61,427
TOTAL LIABILITIES	400,477	246,576
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,090,999	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000	1,091,000
RETAINED EARNINGS	1,949,578	55,120
TOTAL STOCKHOLDER'S EQUITY	3,040,578	1,146,120
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,441,054	$ 1,392,696

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

(1) Nature of business and significant accounting policies

Nature of business - Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. whose sole operation consists of the operations of the Company. The Company is a NASD member firm broker/dealer for the purpose of earning referral revenue from another NASD member firm, National Financial Services, Inc. (National).

The Company is principally engaged in providing security brokerage services to institutional investors. The Company provides trading services to approximately 25 customers throughout the United States and Canada; however its customers are primarily concentrated in the upper Midwest. The Company executes equity and option security transactions on U.S. and Canadian exchanges including various electronic exchanges.

Customer's accounts and records are maintained by National Financial Services which operates on a fully disclosed basis.

A summary of the Company's significant accounting policies follows:

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income recognition on securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a settlement-date basis, generally one business day following the transaction. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There are no amounts that management considers uncollectible at September 30, 2007 and 2006

Subchapter "S" election – As of October 1, 2003, the stockholders and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

(1) Nature of business and significant accounting policies (continued)

Cash and cash equivalents - For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses on such accounts. The Company believes it is not exposed to any significant credit risk on cash.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation - Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

Assets	Useful Lives
Office equipment	7 years
Office furniture and fixtures	7 years
Computer equipment	5 years

Depreciation expense was $48,000 and $47,000 for the years ended September 30, 2007 and 2006, respectively.

Recently Issued Accounting Pronouncements

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provisions of SFAS 157 in 2008 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

(2) Related party transactions

Related party receivable consists of advances to an officer, stockholder and resulted from an advance made for income taxes on the Company's S corporation earnings. The outstanding amounts due from the officer, stockholder were $37,982 and $584,000 as September 30, 2007 and 2006, respectively. The Company made distributions to the stockholder in the amounts of $800,000 and $894,000 during the years ended September 30, 2007 and 2006, respectively.

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(3) Receivable from clearing organization

The receivables from the Company's primary clearing organization consist of the following:

	2007	2006
Commissions receivable	$ 757,000	$ 232,000
Clearing deposits	200,000	200,000
Total	$ 957,000	$ 432,000

Commissions earned on transactions cleared through this firm were $5,597,000 and $2,671,000 for the years ended September 30, 2007 and 2006, respectively.

(4) Property and equipment

The following is a summary of property and equipment:

	2007	2006
Office equipment	$ 195,602	$ 194,718
Office furniture and fixtures	13,879	13,879
Computer equipment	88,699	64,937
	298,180	273,534
Less accumulation depreciation	186,926	137,120
Total property and equipment	$ 111,254	$ 136,414

(5) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a settlement-date basis, which is generally one business day after the trade date. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash basis. The Company does not normally carry securities either for inventory or investment purposes

AGENCY TRADING GROUP, INC.

NOTES TO FINANCIAL STATEMENTS

(6) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph k(2) of that rule.

(7) Commitments

The Company leases office space and computer equipment from its officer and stockholder. The month-to-month office lease agreement provides for monthly rental payments of $15,000. The month-to-month equipment lease provided for rental payments of $7,000 through August 2006. Total rent expense with this related party for the years ended September 30, 2007 and 2006 was $180,000 and $279,000, respectively.

(8) Profit sharing plan

The Company has a 401(k) and profit sharing plan covering substantially all of its employees. The Company's contributions for the years ended September 30, 2007 and 2006 were $0 and $0, respectively.

(9) Major customers

The Company has four institutional customers whose revenues each exceed 10% of total revenue. These four totaled approximately 61% and 63% of total revenues in 2007 and 2006, respectively.

(10) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At September 30, 2007, the Company's net capital of $2,321,000 was $2,221,000 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was .17 to 1.

(11) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	2007	2006
Non-cash investing and financing activities:		
Cash advanced to related party transferred to stockholder distribution	$ -	$ 531,000


END